EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Spherix Incorporated (the “Company”) on Amendment No. 2 to the Form S-1 (File No. 333-207078) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 30, 2015 with respect to our audits of the consolidated financial statements of Spherix Incorporated and Subsidiaries as of December 31, 2014 and 2013 and for the years then ended, appearing in the Annual Report on Form 10-K of Spherix Incorporated for the year ended December 31, 2014. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP

New York, NY

October 22, 2015